

HERITAGE COMMERCE CORP

March 3, 2009

Member FDIC
Equal Housing Lender

Forward Looking Statement Disclaimer

HERITAGE COMMERCE CORP

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. These factors include (1) difficult and adverse conditions in the global and domestic capital and credit markets, (2) continued volatility and further deterioration of the capital and credit markets, (3) significant changes in banking laws or regulations, including, without limitation, as a result of the Emergency Economic Stabilization Act and the creation of and possible amendments to the Troubled Asset Relief Program (TARP), including the Capital Purchase Program and related executive compensation requirements, (4) continued uncertainty about the impact of TARP and other recent federal programs on the financial markets including levels of volatility and credit availability, (5) a more adverse than expected decline or continued weakness in general business and economic conditions, either nationally, regionally or locally in areas where the company conducts its business, which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense, (6) changes in interest rates, reducing interest rate margins or increasing interest rate risks, (7) changes in market liquidity which may reduce interest margins and impact funding sources, (8) increased competition in the company's markets, (9) changes in the financial performance and/or condition of the company's borrowers, (10) current and further deterioration in the housing and commercial real estate markets particularly in California, and (11) increases in Federal Deposit Insurance Corporation premiums due to market developments and regulatory changes. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Community Business Banking

HERITAGE COMMERCE CORP

- **Core Clientele:**
  - Closely held businesses
  - Middle market and small businesses
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending
  - Interim construction lending
  - Cash management



Bay Area Franchise – 10 Branches

HERITAGE COMMERCE CORP

- **Contra Costa County**
  - Danville
  - Walnut Creek
- **Alameda County**
  - Fremont
  - Pleasanton
- **Santa Clara County**
  - Gilroy
  - Los Altos
  - Los Gatos
  - Morgan Hill
  - Mountain View
  - San Jose (Headquarters)



Larkspur
Richmond
Mill Valley
Walnut Creek
Clayton
Brentwood
Berkeley
Alamo
Moraga
Emeryville
Danville
San Ramon
San Francisco
Oakland
Dublin
Tracy
Daly City
Pleasanton
Livermore
South San Francisco
Hayward
Union City
San Mateo
Fremont
Redwood City
Newark
Moss Beach
Half Moon Bay
Palo Alto
Mountain View
Milpitas
Los Altos
Sunnyvale
Cupertino
San Jose
Campbell
Saratoga
Los Gatos
Boulder Creek
Morgan Hill
San Martin
Scotts Valley
Gilroy
Santa Cruz
Capitola
Aptos
Freedom
Watsonville
Aromas
San Juan Bautista
Hollister
Castroville
Marina
Salinas
Pacific Grove
Seaside
Monterey
Carmel-By-the-Sea
Stockton
French Camp
Discovery Bay
Lathrop
Manteca
Escalon
Ripon
Salida
Modesto
Ceres
Patterson
Newman
Gustine
580
205
880
680
92
85
101
152
1
5

Heritage Financial Summary

HERITAGE COMMERCE CORP

- **Profits**
  - Strong growth in profits from 2003 to mid 2007
  - Drop in the second half of 2007 and 2008 due to:
    - Margin compression
    - New hire costs
    - Diablo Valley Bank merger costs
    - Credit costs due to loan growth and market conditions
    - $5.1 million reserve for a large problem loan
    - SBA loan hold vs. sale strategy

- **Credit Quality at December 31, 2008**
  - 2.74% NPA/Assets
  - 0.59% Net charge-offs
  - 2.00% Allowance for loan losses/total loans
  - $15.5 million provision for loan losses in 2008

Heritage Financial Summary (continued)

HERITAGE COMMERCE CORP

- **Balance Sheet Growth in 2008**
  - 20% Loan growth
  - Internally generated

- **Capital at December 31, 2008**
  - 11.03% Leverage ratio
  - 12.29% Equity/Assets
  - 10.23% Average Common Equity/Average assets
  - Issued $40 million preferred stock to U.S. Treasury



70
60
50
40
30
20
10
0

Heritage Bank Strengths

HERITAGE COMMERCE CORP

- Capital position
- Management depth
- Highly experienced relationship managers
- Strong locations
- Brand recognition in the Santa Clara County
- Growing brand recognition in the East Bay
- Strong service levels


HERITAGE

Balance Sheet

($ in millions)


$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,036
$1,064
$1,347
$1,250
$1,186
$1,512
$1,249
$1,154
$1,499
4Q07
3Q08
4Q08
Total Loans
Total Deposits
Total Assets

Financial Results

HERITAGE COMMERCE CORP

ROA



1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
2006
2007
2008

Efficiency Ratio



75%
70%
65%
60%
55%
2006
2007
2008

ROE



16.00%
12.00%
8.00%
4.00%
0.00%
2006
2007
2008

Net Interest Margin



5.00%
4.50%
4.00%
3.50%
3.00%
2008
2007
2008

Solid Capital Base

HERITAGE COMMERCE CORP



Shareholders' Equity
($ in millions)
$200
$175
$150
$125
$100
$75
$50
$25
$0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

- 11.03% Leverage Ratio
- 12.29% Equity/Assets
- Issued $40 million Preferred Stock to U.S. Treasury

Loan Portfolio

$1,248,631,000

As of December 31, 2008



Other
5%
C & I
42%
Land &
Construction
21%
Commercial
RE
32%

Land & Construction Portfolio

HERITAGE COMMERCE CORP

$256,567,000

As of December 31, 2008



Land - Residential To Be Developed 8%
Land - Residential Inventory 6%
Land - Commercial Use 4%
Construction - SFR O/O 3%
Construction - Commercial I/P 29%
Construction "For Sale" Housing 45%
Construction - Commercial O/O 5%

Commercial Real Estate Portfolio

HERITAGE COMMERCE CORP

$405,530,000

As of December 31, 2008



Owner Occupied (Office, Industrial, Retail, Other) 49%
Other 14%
Office - I/P 12%
Mixed Use 4%
Light Industrial/ Warehouse/ R&D - I/P 11%
Retail - I/P 10%

Credit Quality

HERITAGE COMMERCE CORP

Nonperforming Assets
$41,101,000
As of December 31, 2008


C & I 29%
CRE 16%
SBA 14%
Land & Construction 39%
OREO 2%


ALL/Loans
NPA/Assets
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2003
2004
2005
2006
2007
2008

Deposit Mix by Type

HERITAGE COMMERCE CORP

$1,154,050,000

As of December 31, 2008



Brokered Deposits 17%
DDA Non-interest Bearing 22%
Time Deposits, $100K & over 15%
Time Deposits, under $100K 4%
Savings and Money Market 30%
DDA Interest Bearing 12%

Strategy:

HERITAGE COMMERCE CORP

Position Bank for Return to Top Quartile Performance in 2010

- **Focus on Credit Quality**
  - Reduce CRE and construction & land loan levels
  - Few new real estate deals
  - Enhanced diligence in monitoring existing portfolios
  - Add Special Assets staff
  - Aggressively build reserve for loan losses
  - Quarterly loan portfolio credit quality reviews
  - Real estate portfolio credit quality reviews twice quarterly

- **Maintain Solid Capital Position**
  - Issued $40 million in TARP preferred stock
  - Total Risk-based Capital over 11.5%

- **Focus on Liquidity**
  - Lender bonus plan includes deposit hurdles
  - Reward deposit officers
  - Target new deposit niches
  - Review other liquidity options, such as:
    - Branch opportunities
    - Deposit campaigns

Strategy (continued):

HERITAGE COMMERCE CORP

Position Bank for Return to Top Quartile Performance in 2010

- **Improve Net Interest Margin**
  - Increase loan rates
  - Aggressively add floors on floating rate loans
- **Control Costs**
  - Return to a reasonable efficiency ratio
    - Reduction in FTE
    - Hire in-house legal counsel
    - Reduction of employee benefits
    - Renegotiate technology contracts
    - Consolidated two Los Altos branches

Contact Information

HERITAGE COMMERCE CORP


HERITAGE

Walter T. Kaczmarek

President and Chief Executive Officer

408.494.4500

Lawrence D. McGovern

Executive Vice President

Chief Financial Officer

408.494.4562

Corporate Headquarters

150 Almaden Boulevard

San Jose, CA 95113

NASDAQ: HTBK